UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibits 99.1-99.7 to this report on form 6-K are forms of Paragon Shipping Inc.’s (the “Company”) credit facilities entered into on June 6, 2008 and July 31, 2008 and amended and refinanced credit facilities entered into during the first four months of 2009.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-152979) that was declared effective on August 21, 2008.

Exhibit Number	Description
99.1	Form of Bank of Ireland Revolving Credit Facility, dated June 6, 2008
99.2	Form of HSH Nordbank Credit Facility, dated July 31, 2008
99.3	Form of Bayerische Hypo-und Vereinsbank AG Secured Credit Facility Supplemental Agreement, dated February 25, 2009
99.4	Form of Bank of Scotland plc Secured Revolving Credit Facility Supplemental Agreement, dated March 13, 2009
99.5	Form of First Business Bank S.A. Secured Revolving Credit Facility Supplemental Agreement, dated March 9, 2009
99.6	Form of Bank of Ireland Credit Facility, dated March 30, 2009
99.7	Form of HSH Nordbank Credit Facility Supplemental Agreement, dated April 3, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: April 6, 2009	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 983480